UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

09 November 2010
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  Financial Calendar 2011

N  E  W  S        R  E  L  E  A  S E

                                                                                                                                                                                                                                   9 November 2010

Financial Calendar 2011

2010 Results	Tuesday, March 1, 2011
AGM / Interim Management Statement	Wednesday, May 4, 2011
2011 Interim Results	Tuesday, August 16, 2011
Interim Management Statement	Tuesday, November 15, 2011

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland Tel: +353 1 404 1000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  09 November 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director